SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 30, 2004

_____

IRWIN FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

INDIANA	**0-6835**	**35-1286807**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Washington Street

Columbus, Indiana 47201

(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

ITEM 5. OTHER EVENTS.

On April 29, 2004, Irwin Financial Corporation announced its 2004 First Quarter and Annual Earnings Conference Call as described in the news release attached as Exhibit 99.1.

ITEM 7. FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS.

(c) Exhibits.

99.1 News Release issued April 29, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRWIN FINANCIAL CORPORATION
(Registrant)

Date: April 30, 2004   By: /s/ GREGORY F. EHLINGER

                                    GREGORY F. EHLINGER
                                  Senior Vice President and Chief
                                  Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	News Release issued April 29, 2004

Irwin Financial Corporation
500 Washington Street
P.O. Box 929
Columbus, IN 47202-0929
812.376.1909
812.376.1709 Fax
www.irwinfinancial.com



April 30, 2004

NEWS RELEASE

For further information, contact:
Suzie Singer, Corporate Communications   812.376.1917

April 29, 2004   For immediate release

IRWIN FINANCIAL CORPORATION ANNOUNCES
FIRST QUARTER 2004 EARNINGS CONFERENCE CALL

(Columbus, IN) IRWIN FINANCIAL CORPORATION (NYSE: IFC) intends to release its
First Quarter operating results on May 3, 2004.

At 1:00 p.m. EDT, 12:00 p.m. CDT, on May 3rd, the Corporation will hold a conference call to
review results. The toll-free number for the call will be (866) 868-1109; please tell the operator
you would like to join the Irwin Financial call. A company news release regarding the topic of
the call will be available on PRNewswire and on the Irwin Financial website before the call.
Greg Ehlinger, Senior Vice President and CFO of Irwin Financial Corporation, and Will Miller,
CEO, Irwin Financial Corporation, will be the speakers on the call. A replay of the call will be
available by calling (877) 213-9653, passcode 8930213#.

Information provided and statements made during the call that are not purely historical are
forward-looking statements within the meaning of the Private Securities Litigation Reform Act
of 1995, including statements of the company's expectations, hopes, beliefs and intentions on
strategies for the future. It is important to note that the company's actual future results could
differ materially from those projected in such forward-looking statements because of a number
of factors, including, but not limited to, general economic, business and financial conditions,
governmental action, competitor activity, expense volatility, changes in applicable accounting
policies or principles, and other risks detailed from time to time in IFC Securities and Exchange
Commission filings.

Irwin Financial Corporation (www.irwinfinancial.com) is an interrelated group of specialized
financial services companies organized as a bank holding company, with a history tracing to
1871. The Corporation, through its major subsidiaries -- Irwin Mortgage Corporation, Irwin
Union Bank, Irwin Home Equity Corporation, Irwin Commercial Finance, and Irwin Ventures --
provides a broad range of financial services to consumers and small businesses in selected
markets in the United States and Canada.